May 9, 2018

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	EverQuote, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted March 30, 2018

CIK No. 0001640428

Ladies and Gentlemen:

On behalf of EverQuote, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated April 26, 2018 (the “Letter”), from Barbara C. Jacobs of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Seth Birnbaum, the Company’s President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Prospectus Summary

1.	Please provide support for your statements that you “operate the largest online marketplace for insurance shopping in the United States,” “are consistently one of the largest and most efficient consumer acquisition and retention channels for your insurance provider customers,” and “estimate that [you] have an immediate opportunity in excess of $2.6 billion per year, with a total addressable market over the long term of $120 billion annually.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response:	In response to the Staff’s request, the Company has supplementally provided, under separate cover, materials containing support for each of these statements. To expedite the Staff’s review, the Company has marked the relevant portions or sections containing the information supporting each of these statements. These materials (along with the other materials being provided supplementally in response to the Staff’s comments) are being submitted pursuant to a confidential treatment request under Rule 83 and a request under Rule 418(a) that the materials be returned upon completion of Staff review.

Our Business, page 1

2.	Please provide us with a copy of the consumer survey you conducted in 2017. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Response:	In response to the Staff’s request, the Company has supplementally provided, under separate cover, the consumer survey the Company conducted in 2017. To expedite the Staff’s review, the Company has marked the relevant portions or sections containing the information and has included cross-references to the corresponding pages in the prospectus.

Risks Associated with Our Business, page 6

Our business is substantially dependent on revenue from automotive insurance providers…, page 19

3.	With respect to sales of automobile insurance, please quantify the percentage of revenue it accounts for with respect to the periods presented. Additionally, to the extent there are material risks associated with offering life insurance products, please revise to provide related risk factor disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of Amendment No. 1.

The Company supplementally advises the Staff that it believes that its direct life insurance offerings are immaterial to its business as a whole. The Company did not recognize revenue from direct life insurance offerings through the year ended December 31, 2017. Revenue from direct life insurance offerings was less than $3,050.00 for the three months ended March 31, 2018. Due to the immateriality of direct life insurance offerings to the Company’s business, the Company believes that there are not any material associated risks.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Selected Financial and Other Data

Non-GAAP Financial Measures, page 55

4.	We note your disclosure that Variable Marketing Margin excludes costs and other operating expenses that are significant recurring expenses for your business. As these are normal, recurring, cash operating expenses necessary to operate your business please explain to us how you concluded that these adjustments were appropriate. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Also, clarify further for us what this measure represents and revise to further explain why management believes it is useful information to investors.

Response:	In response to the Staff’s comment the Company respectfully submits that Variable Marketing Margin (“VMM”) is the Company’s primary measure of the financial return on its online advertising spend, specifically measuring the degree by which the revenue generated from consumer quote requests exceeds the cost to attract those consumers to its marketplace through online advertising. VMM is used extensively in the management of the Company and is reviewed against budgeted VMM by the Company’s management and board of directors. With the exception of revenue itself, the Company views VMM as the most important operating measure to judge the financial performance of the Company’s marketplace and the primary measure of the return on the Company’s online marketplace advertising expense.

VMM is calculated by subtracting online advertising costs related to attracting consumers to the Company’s marketplace (“online marketplace advertising expense”) from revenue. Online marketplace advertising expense is a component of total advertising expense, which is a component of sales and marketing expense.

The Company manages its revenue growth, in part, by determining whether additional online advertising will create incremental VMM. The Company also uses VMM to measure the efficiency of individual online advertising and consumer acquisition sources and to make trade-off decisions, such as the expansion of certain consumer acquisition strategies or the overall mix of consumer acquisition sources. For example, the Company is currently developing and refining the use of online video advertising as a source of consumer acquisition and will utilize VMM to determine whether this new advertising channel will efficiently drive additional revenue. As VMM is a key performance indicator used by management in evaluating the Company’s business, the Company believes that transparent disclosure regarding this measure and its calculation is important for investors. This measure allows an investor to understand the efficiency of the Company’s online advertising spend in driving its revenue growth and the Company’s performance and the overall success of its marketplace are directly related to its ability to

U.S. Securities and Exchange Commission

Division of Corporation Finance

generate incremental revenue from incremental advertising. The Company believes its use of data, proprietary technology and sophisticated consumer acquisition strategies in its advertising is a key differentiator and competitive advantage for the business. Just as management does, an investor can use VMM to determine whether the Company is becoming more or less efficient in its use of advertising to drive revenue through consumer acquisition.

In response to the Staff’s comment, the Company has reconsidered the disclosures of VMM to ensure that the nature of this operating measure, and the way it is used by management, is more clearly presented. In doing so, the Company determined that income (loss) from operations is not the GAAP financial measure most directly comparable to VMM because management does not use VMM to measure profitability. The Company considered each element of the calculation of VMM and noted that (i) revenue is equal to the amount reported in the Company’s statement of operations and comprehensive loss and (ii) online marketplace advertising expense is a significant component of total advertising expense. As such, the Company believes that the most meaningful way to reconcile VMM to a comparable GAAP financial measure is to reconcile to revenue less advertising expense (which is disclosed in footnote 2 to the Company’s audited financial statements and unaudited condensed financial statements included in Amendment No. 1 and is a GAAP-defined measure required to be disclosed pursuant to ASC 720-35-50-1(b)) and then further adjust this measure by adding back other advertising expenses, a component of total advertising expense, for the non-GAAP component of the calculation, to arrive at VMM.

Accordingly, the Company has amended its disclosure on pages 54, 55, 56, 60 and 70 of Amendment No. 1 to provide additional disclosure regarding management’s use of VMM and a reconciliation of revenue less total advertising expense to VMM. The reconciliation reflect the exclusion from VMM of other advertising expense included in total advertising expense that consist of general advertising costs that are designed to promote the Company’s business, attract insurance providers, or produce results other than generating online marketplace traffic, such as increasing downloads of the Company’s EverDrive safe driver app.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 59

5.

You disclose the following information or key factors throughout your filing: quote requests, customer visits, number of insurance providers, the spend per provider on platform, number of referrals per quote request, bid rate per quote request, revenue

U.S. Securities and Exchange Commission

Division of Corporation Finance

per provider, cost per quote, and Everdrive downloads. These appear to be important measures of your operating performance. Please revise, as applicable, to define what comprises and how you compute each of your performance metrics, and provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. Refer to Item 303 of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 63, 65, 66 and 68 of Amendment No. 1 to provide quantitative and qualitative discussion and analysis of the changes in the number of quote requests for the periods presented. The Company respectfully advises the Staff that while the Company discusses in the prospectus the other efficiency, scale and growth measures relating to the Company’s marketplace identified by the Staff in comment 5 in the Letter, the Company believes that these metrics do not contribute meaningfully to understanding and evaluating the operating performance of the Company. Rather, these metrics are presented to provide readers with a general understanding of the Company’s marketplace. For example, the Company discloses the aggregate number of consumer visits to its website to demonstrate the overall size of the Company’s marketplace. However, this information, while potentially correlative with revenue, is not necessarily a reliable driver of the Company’s operating performance as this measure can change without a predictable impact on revenue. In other words, increased consumer visits to the Company’s marketplace do not necessarily correspond to an increase in requests for insurance quotes. On the other hand, the Company believes that number of quote requests received can be a meaningful indicator of the Company’s operating performance as it quantifies consumers who visited the Company’s marketplace and requested insurance quotes, which is directly correlated with the Company’s revenue. As a result, the Company has revised its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional quantitative and qualitative disclosures with regard to changes in the number of quote requests.

With respect to the number of insurance providers and the spend or revenue per provider on the Company’s platform, the Company notes that, while it seeks to increase the number of insurance providers on its platform and increase spend across all providers generally, these metrics are not necessarily meaningful indicators of the performance of the Company’s business. For example, despite a lower average spend per provider, the Company may be able to increase revenues due to an

U.S. Securities and Exchange Commission

Division of Corporation Finance

increase in the number of providers on the Company’s platform. Alternatively, the Company’s revenue could decrease while average spend per provider increases. As a result, the Company does not believe these are meaningful metrics to evaluate business performance.

The Company also discusses in the prospectus the ability to increase its bind rate per quote request. The Company discusses this factor because the Company believes that providers rely on bind rates to assist in evaluating the referrals they receive from the Company. That said, the Company does not receive bind rates from all providers and therefore is only able to estimate bind rates based on the data it receives. To further explain the dynamics of the marketplace, the Company also discusses its efforts to decrease cost per quote; however, the Company does not quantify this measure, nor does it believe it is a key metric to understanding the business since it does not directly correlate to the Company’s operating performance and can vary significantly depending on the type of consumer.

The Company presents the cumulative downloads of EverDrive, the Company’s social safe-driving mobile app, as an illustrative example of the Company’s focus on promoting safe driving and education efforts. Although the Company believes its efforts to educate consumers on safe driving has a positive impact on brand recognition and may result in increased consumer loyalty, the Company does not currently derive any revenue from the EverDrive app and thus, does not consider the number of EverDrive downloads to be an indicator of its business performance.

The Company notes the Staff’s comment as it pertains to Section III.B of SEC Release 33-8350 and acknowledges its requirement that disclosure should emphasize material information that is required or promotes understanding and de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding. The Company believes that, with the exception of quote requests, the measures identified in comment 5 in the Letter are relevant only for generally informing readers of the scale, completeness or operating dynamics of the Company’s marketplace, and that providing further discussion and analysis of such metrics and the changes in such metrics over time would not promote an increased understanding of the Company’s business, as these metrics do not directly correlate with operating performance, and providing any such additional discussion and analysis may result in the Company’s disclosure emphasizing information that is not representative of the Company’s operating performance or expected operating performance and not meaningful for investors.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Composition of the Board of Directors, page 99

6.	We refer to Section 2.1 of the Voting Agreement filed as Exhibit 9.1. Please revise to clarify that the Link voting agreement will continue in full force and effect until terminated by written consent of Link Ventures in its sole discretion.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

Related Party Transactions

Agreements with Entities Affiliated with Link Ventures, page 114

7.	Please expand to provide material terms of the agreements with affiliates of Link Ventures and file such agreements (or form of agreements or master agreements) as exhibit to the registration statement or tell us why this information is not material. Refer to Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 117 and 118 of Amendment No. 1.

The Company supplementally advises the Staff that the Company believes that none of the agreements it has entered into with affiliates of Link Ventures is material to the Company because each agreement is entered into in the ordinary course of business, the Company’s business is not substantially dependent on any of such agreements and each agreement is immaterial in amount and significance. The aggregate dollar amounts paid by the Company pursuant to these agreements were equal to less than 8% of the Company’s total cost and operating expense in each of the years ended December 31, 2016 and 2017. In addition, the Company believes that the terms and conditions of each of these agreements are no less favorable to the Company than those that could be obtained in arms-length dealings.

Industry and Other Data, page 140

8.	You state that all of the market data used in the prospectus involve a number of assumptions and limitations, and you caution investors not to give undue weight to such estimates. This statement appears to disclaim the issuer’s responsibility for information in the registration statement.

Response:	In response to the Staff’s comment, the Company has removed the paragraph containing this disclosure that had appeared below the Table of Contents in the initial submission, and has revised the disclosure on page 144 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

10.	Please revise your graphical presentations in the prospectus to disclose that the 2017 survey was conducted by EverQuote.

Response:	In response to the Staff’s comment, the Company has revised the graphical presentation referencing the 2017 survey to provide such disclosure.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg

David A. Westenberg, Esq.

cc:	Folake Ayoola, U.S. Securities and Exchange Commission

Frank Knapp, U.S. Securities and Exchange Commission

Christine Dietz, U.S. Securities and Exchange Commission

Seth Birnbaum, EverQuote, Inc.

John Wagner, EverQuote, Inc.

David Mason, Esq., EverQuote, Inc.

Jason L. Kropp, Esq., Wilmer Cutler Pickering Hale and Dorr LLP